[BRYAN CAVE LETTERHEAD]

November 24, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	James River Group Holdings, Ltd. Registration Statement on Form S-1 Filed November 7, 2014 File No. 333-199958

Dear Mr. Riedler:

On behalf of James River Group Holdings, Ltd. (the “Company”), this letter sets forth the response of the Company to the comment contained in your letter, dated November 24, 2014, relating to the Registration Statement on Form S-1 (CIK No. 0001620459) filed on November 7, 2014 (the “Registration Statement”). The Company’s response set forth below corresponds to the comment as numbered in the letter from the staff of the U.S. Securities and Exchange Commission (the “Staff”).

The Company is concurrently filing via EDGAR an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s response to the comment received from the Staff and certain other updated information. The Company will also provide the Staff courtesy copies of the Amended Registration Statement, marked to reflect the changes from the Registration Statement.

Prospectus Summary

Our Competitive Strengths, page 4

1.	We note your response to our prior comment 3 and your revised disclosure on pages 4, 117, and 135 citing “examples of non-traditional investments” and their respective percentage of your total invested assets. Please confirm that you have provided each of your investment classes that fall into these categories. Alternatively, if you hold other classes of non-traditional investments that are material to your portfolio, you should also disclose those and their percentage of your total invested assets.

In response to the Staff’s comment, the Company confirms that it has provided each of its investment classes that fall into the category of non-traditional investments in its revised disclosure, and has further clarified in the Amended Registration Statement that the non-traditional investment classes indicated constitute all of its non-traditional investments held at September 30, 2014.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission November 24, 2014 Page 2

If you should have any questions regarding this letter, please do not hesitate to contact me at (212) 541-2275.

Very truly yours,

/s/ Kenneth L. Henderson

Kenneth L. Henderson

cc:	Securities and Exchange Commission
Dana Hartz Mary Mast Austin Stephenson

James River Group Holdings, Ltd.
J. Adam Abram Robert P. Myron Gregg T. Davis